Exhibit 22

REPORT OF INSPECTORS OF ELECTION

FOR ADVO, INC.’S ANNUAL MEETING

HELD ON JANUARY 20, 2005

I, John J. Boryczki, Client Service Manager of Mellon Investor Services, Transfer Agent and Registrar of the Company, and Stephen L. Palmer, Corporate Secretary of ADVO, Inc. having been duly appointed as Inspectors of Election for the Annual Meeting of Shareholders of ADVO, Inc. held on Thursday, January 20, 2005, at the Company’s headquarters, One Targeting Centre, Windsor, CT, report as follows:

There were present, in person or by proxy, 28,888,403 shares of common stock or 93.46% at the Annual Meeting.

The following votes of common stock were cast as follows:

PROPOSAL #1: Election of directors.

DIRECTOR NAME	FOR	% FOR	WITHHELD	% WITHHELD
S. Scott Harding	28,309,488	98.00%	578,915	2.00%
Todd C. Brown	28,140,299	97.41%	748,104	2.59%
David F. Dyer	28,848,979	99.86%	39,424	0.14%
Bobbie Gaunt	25,551,555	88.45%	3,336,848	11.55%
Charles M. Herington	28,847,726	99.86%	40,677	0.14%
Karen Kaplan	28,847,507	99.86%	40,896	0.14%
John J. Mahoney	28,140,867	97.41%	747,536	2.59%
Howard H. Newman	28,173,974	97.53%	714,429	2.47%

PROPOSAL #2: Ratification of the appointment of Ernst & Young LLP as the Company’s independent auditors for fiscal 2005.

	FOR	% FOR
FOR	27,895,479	96.56%
AGAINST	989,570	3.43%
ABSTAIN	3,354	0.01%

No other matters were submitted for a vote at this Meeting.

/s/ JOHN J. BORYCZKI	/s/ STEPHEN L. PALMER
John J. Boryczki	Stephen L. Palmer
Client Service Manager	Corporate Secretary
Mellon Investor Services